
March 26, 2024

Richard Sneider
Chief Financial Officer
Kopin Corp.
125 North Drive
Westborough, MA 01581

      Re: Kopin Corp.
          Registration Statement on Form S-3
          Filed March 19, 2024
          File No. 333-278075

Dear Richard Sneider:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing

cc: John J. Concannon III, Esq.